EXHIBIT 99.1

FORWARD TOGETHER 2020 ANNUAL REPORT

2020 ANNUAL REPORT IN THIS REPORT 1 3 4 5 8 11 16 20 26 29 30 31 73 140 141 142 Our Business 2020 Highlights Letter from the Chair Letter from the CEO Management’s Discussion and Analysis Copper Zinc Steelmaking Coal Energy RACE21™ Exploration & Geoscience Financial Overview Consolidated Financial Statements Board of Directors Officers Corporate Information On the cover: Rebecca Nielsen, Engineer-In-Training Geotech at Highland Valley Copper in British Columbia, Canada. Photo taken with all necessary COVID-19 protocols in place to ensure health and safety. Our Business Teck is a diversified resource company committed to responsible mining and mineral development with business units focused on copper, zinc, steelmaking coal, and energy. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in 10 operating mines, a large metallurgical complex, and several major development projects in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, health and safety, environmental protection, materials stewardship, recycling and research. Our corporate strategy is focused on exploring for, developing, acquiring and operating world-class, long-life assets in stable jurisdictions that operate through multiple price cycles. We maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, and are nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to ensure safe workplaces, collaborative community relationships and a healthy environment. Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck’s profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov. Forward-Looking Statements This annual report contains forward-looking statements. Please refer to the “Cautionary Statement on Forward-Looking Statements” on page 70. All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted. Our Business 1

Operations & Major Projects: Copper 1 Highland Valley Copper 2 Antamina 3 Quebrada Blanca 4 Carmen de Andacollo 5 Quebrada Blanca Phase 2 Zinc 1 Red Dog 2 Trail Operations Steelmaking Coal 1 Steelmaking Coal Mines in B.C. · Fording River · Greenhills · Line Creek · Elkview Energy 1 Fort Hills Producing Operation Development Project Copper 2 We are a significant copper producer in the Americas, with four operating mines in Canada, Chile and Peru, and copper development projects in North and South America. Zinc 3 5 We are one of the world’s largest producers of mined zinc, with two operating mines in the United States and Peru, and we own one of the world’s largest fully integrated zinc and lead smelting and refining facilities. 4 Steelmaking Coal We are the world’s second-largest seaborne exporter of steelmaking coal, with four low-carbon intensity1 operations in British Columbia, Canada that have significant high-quality steelmaking coal reserves. Energy We have an interest in a producing oil sands mine in Alberta, Canada, which produces a low-carbon intensity product. 1 Carbon intensity in this context refers to the GHG emissions per tonne of product produced (e.g., GHG per tonne of steelmaking coal). 2020 Highlights Safety • All sites implemented comprehensive measures to manage through the global pandemic, protect the health and safety of employees and communities, and operate responsibly • Health and safety performance in 2020 was the best on record for Teck, with a 32% reduction in High-Potential Incident Frequency and a 23% reduction in Lost-Time Disabling Injury Frequency • Created a $20 million COVID-19 Response Fund to provide direct support to critical services in communities Financial • Revenues of $8.9 billion and cash flow from operations of $1.6 billion • Gross profit before depreciation and amortization of $2.8 billion • Liquidity remained strong at $6.5 billion, including $450 million of cash • Returned $106 million in cash to shareholders through dividends and completed $207 million of share buybacks in 2020 • Exceeded our cost reduction target, realizing more than $1.0 billion in savings as of the end of 2020 Operating and Development • Achieved our target for our Quebrada Blanca Phase 2 project of 40% overall completion at the end of 2020, with the construction workforce ramped back up to pre-COVID-19 levels • Structurally shifted the cost base of our steelmaking coal business lower with the closure of our Cardinal River Operations, completion of the expansion of our Elkview Operations, planned decrease in strip ratios and value supported by RACE21™ • Advanced measures to reduce costs and improve reliability of our steelmaking coal supply chain through new rail and terminal agreements and significant progress of the Neptune Bulk Terminals upgrade project Sustainability • Launched an updated sustainability strategy with new goals, including becoming carbon neutral across all operations and activities by 2050 • Ranked as the top mining company for Environmental, Social, and Governance (ESG) performance by the S&P 2020 Dow Jones Sustainability World Index, Sustainalytics and FTSE4Good, and as the top company overall in North America by Vigeo Eiris; also ranked in the top tier of our industry by MSCI, ISS ESG and Refinitiv • Named to the Forbes World’s Best Employers 2020 list, Canada’s Top Employers for Young People 2021 and as one of Canada’s Top 100 Employers for the fourth consecutive year by Mediacorp Canada’s Top Employers program • Named to the 2021 Bloomberg Gender-Equality Index for the fourth straight year

Letter from the Chair Sheila A. Murray Chair of the Board To the Shareholders When I was appointed Chair of Teck’s Board of Directors in February 2020, I could not have imagined the unprecedented challenges that were just ahead for our company and for society. As we reflect on a year since the onset of COVID-19 changed the world, I could not be more proud of how the Teck team has met this challenge and worked together to ensure the safety of our people and the continuity of our business. I want to offer my sincere gratitude to all Teck employees, who demonstrated incredible strength and compassion in response to the COVID-19 pandemic. Together you rose to the challenge, exemplifying remarkable resilience during extraordinarily difficult circumstances, supporting each other and our communities, and moving our business forward safely and responsibly. On behalf of the Board of Directors, I would also like to thank our shareholders, customers, suppliers, all levels of government, Indigenous groups and the communities where we operate for your support during 2020. Despite the many unprecedented challenges presented by the global pandemic, the Teck team remained focused and advanced key priorities while maintaining operations and supporting jobs and economic activity throughout the communities in which we operate. As vaccines are distributed and fiscal stimulus plans are rolled out to support global economic recovery, the Teck Board remains focused on ensuring we are well positioned to support responsible execution of those strategic priorities and managing risk across all aspects of the business. This focus includes executing on our copper growth strategy. In particular, we are advancing construction of the long-life, low-cost Quebrada Blanca Phase 2 (QB2) project in Chile, which will double Teck’s copper production on a consolidated basis when complete. We are also closely following the implementation of our plans to optimize our steelmaking coal business following the decision to close our Cardinal River Operations and replace it with lower-cost coal production from our Elkview Operations expansion. Together with improvements to our supply chain, such as our Neptune Bulk Terminals upgrade and new rail and terminal agreements, these initiatives have strengthened our steelmaking coal business substantially for 2021 and beyond. These strategic moves position Teck well for the future, particularly when combined with our RACE21™ innovation program and continued focus on strong environmental, social and governance (ESG) performance to support Teck’s position as one of the world’s most sustainable mining companies. In 2020, we continued to lead in areas that reflect societal priorities, which include an increased focus on managing sustainability issues such as climate change, water, diversity and inclusion, and communities. That work involved setting out a new sustainability strategy with ambitious goals, including a commitment to being carbon neutral by 2050. While we are encouraged by the recognition of Teck’s sustainability efforts, such as our ongoing inclusion in the Dow Jones Sustainability World Index, your Board remains focused on continuous improvement and being a global leader in ESG performance. This also includes supporting our world-class team of people and continuing to be a leading employer, as was recognized in 2020 when we were named to the Forbes World’s Top Employers list. Your Board is working hard to ensure that our track record of success continues well into the future. I am extremely proud of our company’s adaptability and resiliency, and I strongly believe that 2020 served as a reminder that together we have the ability to overcome any challenges we face. Looking to the future, we will remain focused on advancing strategic priorities, supporting the communities where we operate, and delivering value to our shareholders as we move forward, together. Sheila A. Murray, Chair of the Board Toronto, Ontario, Canada February 17, 2021 Letter from the CEO To the Shareholders Donald R. Lindsay President and Chief Executive Officer 2020 was unlike any year we’ve experienced, with a global pandemic that had an unprecedented impact and that required new ways of working and living. Yet through it all, the Teck team rose to the challenge and moved forward together to advance our priorities. Thanks in no small part to the strong culture of health and safety our people have worked to build over the years, Teck was able to quickly respond to the pandemic. We implemented comprehensive protocols and preventive measures to safeguard our people and transitioned thousands of employees to remote work overnight. We made tough but necessary decisions to ensure safety, including temporarily reducing crew sizes at our operations and suspending construction at our Quebrada Blanca Phase 2 (QB2) project in Chile. These measures allowed us to keep operating, maintain jobs and continue providing essential metals and minerals for the world. In keeping with our long-standing track record of supporting the communities in which we operate, we focused on helping those who have been hard hit by the pandemic by establishing a $20 million COVID-19 response fund to support healthcare and community organizations such as food banks in communities where we operate. As well, we looked at how we can contribute to protecting our communities in the long term through the expansion of our Copper & Health Program, which promotes the use of antimicrobial copper coatings in healthcare and public transit settings, with the goal of reducing transmission of infections like COVID-19. Health and safety is a core value at Teck and our first consideration in everything we do. Our health and safety performance in 2020 was the best on record, with a 32% reduction in High-Potential Incidents from 2019. However, we were deeply saddened by a fatality that took place in January 2021 at our Red Dog Operations. In response to the incident, we are carrying out an in-depth investigation to learn as much as possible and implement measures to prevent a reoccurrence. In spite of the challenges of 2020, we continued to operate responsibly, advance our business strategy and strengthen Teck for the future. We maintained our focus and progressed our key priorities of advancing copper production growth, enhancing the efficiency of our steelmaking coal logistics chain, implementing our RACE21™ business transformation program, and reducing costs—all while maintaining strong health and safety and sustainability performance Advancing Copper Growth Copper is an essential material for the global transition to a low-carbon future. Renewable energy systems can require up to 10 times more copper compared to traditional energy systems, and a zero-emission electric vehicle needs up to four times as much copper as an internal combustion vehicle. As such, the low-carbon transition will drive increased copper demand in the near and long term. To support this global transition, we continued in 2020 to advance our strategy of growing copper production and rebalancing our portfolio towards copper. In spite of the challenges posed by COVID-19, we achieved our year-end target of 40% completion of QB2 which, once operating at full capacity, will double Teck’s copper production on a consolidated basis and significantly advance our copper growth strategy.

Letter from the CEO Improving Steelmaking Coal Logistics and Productivity We also continued to improve our low-carbon intensity steelmaking coal business in 2020, strengthening our logistics through rail and terminal agreements and upgrades at Neptune Bulk Terminals. When complete this year, the Neptune upgrades will increase terminal-loading capacity, improve our capability to meet our delivery commitments and lower our overall transportation costs. In addition, we structurally reduced our mine operating costs with the closure of our higher-cost Cardinal River Operations, replacing this production through the expansion of our lower-cost Elkview Operations. Collectively, these improvements position us well to meet steelmaking coal demand growth as the rollout of vaccines and fiscal stimulus drive the global economic recovery. Implementing the RACE21™ Business Transformation RACE21™ is Teck’s business transformation program, which focuses on harnessing innovation and technology to strengthen productivity, health and safety, and sustainability. In 2020, we advanced a broad range of initiatives, including using machine learning to analyze data and provide real-time recommendations to our front-line operators to maximize throughput at our processing plants and automation. This will improve safety and maximize the efficiency of our mobile mining fleets. Moving forward, we will continue to implement and scale up technologies to optimize our operations. Implementing Cost Reductions We implemented a company-wide program beginning in 2019 to reduce operating costs and planned capital spending for the third quarter of 2019 and all of 2020, targeting total reductions of approximately $500 million. As of the end of 2020 we had exceeded this target, achieving a total of approximately $1.0 billion of reductions from previously planned spending across 2019 and 2020. Financial Performance In 2020 we maintained our strong financial position, despite challenging market conditions in the wake of COVID-19. Revenues were $8.9 billion, and gross profit before depreciation and amortization was $2.8 billion. We ended the year with $450 million of cash and $6.5 billion of liquidity, and our balance sheet remains strong. We also returned $106 million in cash to shareholders through dividends and completed $207 million of share buybacks. Sustainability Performance 2020 was a milestone year for our sustainability efforts, marking the 20th year of our annual Sustainability Report as well as the 10th anniversary of our sustainability strategy. In 2020, we updated our sustainability strategy to meet changing global expectations and to position us for the future. This included setting ambitious, new long-term priorities and goals under eight strategic themes, including a goal to become a carbon-neutral operator by 2050. We also took major steps toward achieving this goal, entering into renewable energy agreements to supply 50% of the power for our QB2 project and 100% of the power for our Carmen de Andacollo Operations. Together, these agreements will eliminate 1 million tonnes of greenhouse gas emissions annually and demonstrate our commitment to making real progress on our path to decarbonization. We were recognized for our sustainability efforts in the year, being named the top-ranked mining company on the Dow Jones Sustainability World Index, while also being named to the Global 100 Most Sustainable Corporations list by Corporate Knights. Sustainalytics also ranks Teck first in its Diversified Metals and Mining category, and we are currently listed on the MSCI World ESG Leaders Index, FTSE4Good Index, Bloomberg Gender-Equality Index and Jantzi Social Index. Our People In a year that saw unexpected global challenges, our people rose to the occasion and worked to move our company forward together like never before. We worked closely with communities, unions and other stakeholders to ensure we could continue operating safely and responsibly. Our leadership team also underwent significant change in 2020 with the appointment of three experienced senior executives to help advance our key priorities: Red Conger, Executive Vice President and Chief Operating Officer; Jonathan Price, Senior Vice President and Chief Financial Officer; and Nicholas Hooper, Senior Vice President, Corporate Development. Ron Millos, our former Senior Vice President, Finance and Chief Financial Officer; Dale Andres, our former Senior Vice President, Base Metals; and Andrew Golding, Senior Vice President, Corporate Development, announced their retirements in 2020, as did Vice Presidents Chris Dechert, Scott Wilson, Mark Edwards and Keith Stein in early 2021. I want to thank all these individuals for their many significant contributions to our business over many years. Forward Together I am incredibly proud of how much we accomplished during such an unprecedented time. Our team was put to the test and persevered, maintaining a strong focus on health and safety while advancing our key priorities. In 2021, we will continue to strengthen our business, provide value to our shareholders, support the global transition to a low-carbon future and provide the metals and minerals that are essential to our modern world. Donald R. Lindsay President and Chief Executive Officer Vancouver, B.C., Canada February 17, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS Management’s Discussion and Analysis Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on copper, zinc, steelmaking coal, and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services. Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are an important producer of copper, one of the world’s largest producers of mined zinc, the world’s second-largest seaborne exporter of steelmaking coal and we have an interest in a producing oil sands mine. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and gold, and we hold interests in oil sands assets in the Athabasca region of Alberta, Canada. This Management’s Discussion and Analysis of our results of operations is prepared as at February 17, 2021 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2020. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2020 audited annual consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See “Use of Non-GAAP Financial Measures” on page 59 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS. This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 70, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form. Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck’s profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Business Unit Results The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2021. Five-Year Production Record and Our Estimated Production in 2021 Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table. Our revenues, gross profit before depreciation and amortization,1, 2 and gross profit by business unit for the past three years are summarized in the following table. Copper In 2020, we produced 276,000 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile. In 2020, our copper business unit accounted for 27% of our revenue and 44% of our gross profit before depreciation and amortization.

Operations Highland Valley Copper Our Highland Valley Copper Operations is located in south-central B.C. Gross profit was $331 million in 2020, compared with $196 million in 2019. The increase was primarily due to lower operating costs, reduced depreciation and amortization expense, and higher copper prices, partially offset by lower sales volumes resulting from a decrease in copper and molybdenum production. Gross profit before depreciation and amortization was $476 million in 2020, compared to $395 million in 2019 and $343 million in 2018. Highland Valley Copper’s 2020 copper production was 119,300 tonnes, compared to 121,300 tonnes in 2019 and 100,800 tonnes in 2018. The decrease in 2020 production compared with 2019 was primarily due to lower mill throughput as a result of harder ores, offset by higher mill recoveries and copper grades. Molybdenum production was 50% lower in 2020 at 3.3 million pounds, compared to 6.6 million pounds in 2019, primarily due to substantially lower molybdenum grades and recovery, as anticipated in the mine plan. Copper production in 2021 is anticipated to be between 128,000 and 133,000 tonnes, with lower production in the first half of 2021. This is lower than our previous guidance. We have identified the rock unit attributable to the decreased throughput and it is now incorporated in our throughput model. This will continue to be a component of the ore feed through 2022 and declines thereafter. Copper production from 2022 to 2024 is expected to be between 135,000 and 165,000 tonnes per year. Molybdenum production in 2021 is expected to be between 1.2 million and 1.8 million pounds, with production expected to be between 3.0 million and 4.5 million pounds per year from 2022 to 2024. Antamina We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Gross profit in 2020 was $414 million, compared with $457 million in 2019. Gross profit in 2020 decreased from 2019 primarily due to a temporary shutdown due to COVID-19 in the second quarter, partially offset by higher copper prices and zinc sales. In 2020, our share of gross profit before depreciation and amortization was $566 million, compared with $614 million in 2019 and $794 million in 2018. On a 100% basis, Antamina’s copper production in 2020 was 380,700 tonnes, compared to 448,500 tonnes in 2019, with the decrease primarily due to the temporary shutdown. Zinc production was 427,800 tonnes in 2020, an increase from 303,300 tonnes of production in 2019, primarily due to higher zinc grades and a higher proportion of copper-zinc ore processed as expected in the mine plan. In 2020, molybdenum production was 7.9 million pounds, which was similar to 2019. Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2020, approximately 2.8 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 18.0 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2020. Our 22.5% share of 2021 production at Antamina is expected to be in the range of 91,000 to 95,000 tonnes of copper, 95,000 to 100,000 tonnes of zinc and 1.0 to 1.4 million pounds of molybdenum. Our share of annual copper production is expected to average 90,000 tonnes from 2022 to 2024. Zinc production is expected to remain high through the next couple of years as a result of mine sequencing. Our share of zinc production is expected to average between 80,000 and 100,000 tonnes per year during 2022 to 2024, with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 2.0 and 3.0 million pounds between 2022 and 2024.

Other Copper Projects Teck and our partners continue to advance the development of five base metals projects, Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek, collectively referred to as the Project Satellite assets. Work in 2021 at Zafranal will include submission of a Social and Environmental Impact Assessment in support of project permitting. Work at San Nicolás in 2021 will focus on completing a prefeasibility study and baseline environmental studies. At Galore Creek, a prefeasibility study and associated environmental and social baseline studies will be initiated. Limited baseline field studies and focused engineering work will be carried out at Mesaba and Schaft Creek. In addition to the Project Satellite assets, Teck has a 50% interest in Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna projects. Newmont Corporation owns the remaining 50%. In 2020, limited work focused on a review of study results and an assessment of optimization opportunities, with assessments continuing in 2021. Expenditures in 2021 on NuevaUnión and the Satellite assets in total are expected to increase over 2020 expenditures. Our 2020 capital expenditures for the Satellite assets were $23 million and funding to NuevaUnión, which is accounted for as an equity investment, was $11 million. Capital expenditures in 2021 for the Satellite assets are expected to be $40 million and funding to NuevaUnión is expected to be $5 million. Markets Copper prices on the London Metal Exchange (LME) averaged US$2.80 per pound in 2020, up from an average of US$2.72 per pound in 2019. Copper stocks on the LME fell by 26% to 107,950 tonnes in 2020, and copper stocks on the Shanghai Futures Exchange fell by 30% to 86,700 tonnes, while COMEX warehouse stocks rose 120% to 68,400 tonnes. Combined exchange stocks decreased by 38,500 tonnes during 2020 and ended the year at 261,700 tonnes, or less than four weeks of global consumption, well below the 25-year average of 11.3 weeks of global consumption. Exchange stocks ended the year at six-year lows and came within 1,000 tonnes of reaching levels last seen in 2008. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 18.8 days of global consumption versus the 25-year average of 26.9 days. In 2020, global copper mine production decreased 1.4% according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 20.6 million tonnes. Wood Mackenzie is forecasting a 3.5% increase in global mine production in 2021 to 21.3 million tonnes. Copper scrap availability decreased in 2020 as scrap and unrefined copper imports into China, including blister and anode, were down 5.9% year over year to December 2020. China-refined copper imports increased by 36% in 2020 to 4.3 million tonnes, in response to improved demand, inventory restocking, and lower availability of copper concentrates and copper scrap. Wood Mackenzie estimates that global refined copper production grew 1.0% in 2020, above the 1.3% decrease in global copper cathode demand. They are projecting that refined production will increase 1.5% in 2021, reaching 24.1 million tonnes. Fundamentals for copper are expected to improve in the coming years as global stimulus spending by governments continues, and as governments and corporations continue to build out their exposure to the green economy through increased electrification and reductions to carbon emissions, requiring additional copper units. Wood Mackenzie is forecasting that global copper metal demand will increase by 2.7% in 2021, reaching 24.0 million tonnes, suggesting the refined copper market will be balanced in 2021.

Zinc We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world’s largest integrated zinc and lead smelting and refining operations. In 2020, we produced 587,000 tonnes of zinc in concentrate, while our Trail Operations produced 305,100 tonnes of refined zinc. In 2020, our zinc business unit accounted for 30% of revenue and 29% of gross profit before depreciation and amortization.

Markets Zinc prices on the London Metals Exchange (LME) averaged US$1.03 per pound for the year, lower than US$1.16 per pound in 2019. Zinc prices ended the year at US$1.24 per pound, rising from a low of US$0.80 per pound in March. Zinc stocks on the LME rose by 151,000 tonnes in 2020, a 295% increase from historically low 2019 levels, finishing the year at 202,225 tonnes. Stocks held on the Shanghai Futures Exchange rose 527 tonnes in 2020, a 1.9% increase from 2019 levels, finishing the year at 28,600 tonnes. Total global exchange stocks remained well below historical levels, ending the year at 6.4 days of global consumption, well below the 25-year average of 18 days. We estimate that total reported global stocks, which include producer, consumer, merchant and terminal stocks, rose by approximately 138,600 tonnes in 2020 to 0.8 million tonnes at year-end, representing an estimated 21 days of global demand, compared to the 25-year average of 38 days. In 2020, global zinc mine production decreased 3.4% according to Wood Mackenzie, a commodity research consultancy, with total production reaching 12.5 million tonnes as mines in South America were forced to close for extended periods of time in the first half of 2020. Wood Mackenzie expects global zinc mine production to grow 5.5% in 2021 to reach 13.2 million tonnes, down from their September estimate of 8.5% in 2021. This increase is largely attributable to a resumption in production at South American mines. Wood Mackenzie estimates that the global zinc metal market moved into surplus in 2020, recording an excess of 0.46 million tonnes of available material. Global refined zinc demand fell 5.5% in 2020 over 2019, declining to 13.1 million tonnes. Demand in China rebounded strongly in the second half of 2020, with Wood Mackenzie estimating that it was one of the only countries to show growth in 2020, rising 0.1% over 2019. Wood Mackenzie estimates that global refined zinc production increased 1.5% in 2020, with refined production reaching 13.6 million tonnes. They also estimate that refined zinc production will see a 1.9% increase in 2021 over 2020 levels, to 13.9 million tonnes. The estimate for the total increase in supply will be above global metal demand, which is forecast to grow 4.0% to 13.6 million tonnes, suggesting that the refined metal market will be in a 0.3 million tonne surplus in 2021.

Steelmaking Coal In 2020, our steelmaking coal operations in Western Canada produced 21.1 million tonnes of coal, with sales of 21.9 million tonnes. As planned, Cardinal River Operations in Alberta completed its final production in the second quarter and began transitioning to closure in the second half of 2020. The majority of our steelmaking coal sales are to the Asia-Pacific region, with the remaining amounts sold primarily to Europe and the Americas. Our long-term annual average production capacity is 26 to 27 million tonnes, and we have total proven and probable reserves of 811 million tonnes of steelmaking coal. A major expansion of our Elkview Operations processing facility, completed in the second quarter, increased Elkview’s capacity to allow it to produce 9 million tonnes annually. This has enabled us to replace higher-cost production from our Cardinal River Operations with lower-cost production from our Elkview Operations. In 2020, our steelmaking coal business unit accounted for 38% of revenue and 35% of gross profit before depreciation and amortization.

Rail Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver port terminals is currently provided under a 10-year agreement with CP Rail, which expires March 31, 2021. Most eastbound coal deliveries to North American customers are shipped pursuant to an arrangement with CP Rail. The remaining eastbound coal deliveries are shipped via the BNSF Railway. In 2019, we entered into a long-term agreement with CN Rail for shipping of steelmaking coal from our four B.C. operations between Kamloops and Neptune and other west coast ports, including Ridley Terminals Inc. (Ridley). The agreement, which runs from January 2019 to December 2026, enables us to significantly increase shipment volumes through an expanded Neptune. The agreement also provides for investments by CN Rail of more than $125 million to enhance rail infrastructure and support increased shipment volumes through Neptune and Ridley. Negotiations with CP Rail for the new westbound contract commenced in the third quarter of 2020 and continued into the first quarter of 2021. Ports We continue to progress the Neptune facility upgrade project. All major equipment is now installed and work activity is focused on final mechanical installations and completion of electrical and control systems. Significant new facilities including the replacement of the existing dumper and the stacker-reclaimer have been fully constructed, tested and successfully placed in operation, with train dumping and shiploading performing as planned. A 35-day scheduled outage took place in the first quarter of 2021, removing one of the existing shiploaders and installing a new high- capacity shiploader and associated material handling systems. This shutdown essentially completes the outbound system, with commissioning to be concluded during the first quarter. Construction of the inbound-coal facilities, including the new tandem railcar dumper, is anticipated to be completed at the end of the first quarter, with first steelmaking coal handled early in the second quarter and commissioning and full ramp-up to follow. Construction activities and delivery of materials have been impacted by the resurgence of COVID-19 late in the year, resulting in pressure on the project schedule and cost increases. We will provide an update on the capital cost of the project once the final costs are determined, but at this point the total cost of the project before COVID-19 impacts is expected to be approximately 10% higher than our previous estimate of approximately $800 million. Costs associated with the impacts of COVID-19 since the onset of the pandemic, including vendor delays and subsequent construction resequencing, workforce productivity and mandated restrictions, are estimated to be an additional $80 to $100 million. Spending on the Neptune facility upgrade project is expected to be approximately $310 million in 2021 through to completion. Once completed, the upgrade project will significantly increase terminal-loading capacity and improve our capability to meet delivery commitments to our customers while lowering our overall logistics costs. In January 2020, we announced an agreement with Ridley for shipments of steelmaking coal from Teck’s B.C. operations. The agreement runs from January 2021 to December 2027 and provides for shipments of 6 million tonnes per annum. In the third quarter of 2020, we entered into an agreement in principle, since reflected in a definitive agreement, with Westshore Terminals for the shipment of steelmaking coal beyond the expiry of our current contract on March 31, 2021. With improving demand for steelmaking coal and strong pricing FOB Australia as well as CFR China, we have arranged for additional tonnage at Westshore to increase our operating flexibility. We expect to ship between 12.55 and 13.55 million tonnes through Westshore in 2021, of which approximately 5 million tonnes is expected to be shipped in the first quarter. After 2021, the agreement provides for the shipment of between 5 and 7 million tonnes per annum at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years. Our commercial agreements with Westshore and Ridley terminals complement the upgrades underway at Neptune and investments by CN Rail and CP Rail between Kamloops and Neptune to enhance rail infrastructure. Together, these structural changes to the supply chain will provide greater flexibility and optionality for Teck shipments and contribute to reduced costs and improved performance and reliability throughout the company’s steelmaking coal supply chain.

Sales Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2020, we continued to focus our marketing in areas with the greatest demand growth and also increased sales volumes to China. As a result of recent China sales at premium prices, our fourth-quarter realized price was higher than anticipated when compared to the FOB Australia price assessments, despite the price drop for markets outside China, where the majority of our volumes are sold. Markets Demand for seaborne steelmaking coal was healthy at the start of 2020 before market conditions deteriorated sharply with the onset of the COVID-19 pandemic in the first quarter. Steel production in China recovered during the second quarter and China’s 2020 steel production reached a record high 1.05 billion tonnes. China continued to increase steelmaking coal seaborne imports amid virtually flat domestic steelmaking coal production and to mitigate lower imports from Mongolia. Demand for steelmaking coal continued to gradually recover through the fourth quarter and into early 2021 when a number of steel producers outside of China, who had previously deferred purchases to manage stock levels in response to the decreased demand, began restocking raw materials. The increased demand and restocking reflect blast furnace restarts and increased levels of production expected in 2021. Chinese steel production has been running at record-high levels, and the demand for steelmaking coal is improving in the rest of the world. Despite this, change in seaborne steelmaking coal trade flows are adversely impacting pricing outside of China as cargoes originally destined for China have been diverted to non-Chinese markets. The average of the FOB Australia price assessments declined from approximately US$138 per tonne in early October to approximately US$103 per tonne by year-end. Subsequent to the end of 2020, FOB Australia pricing levels increased significantly and are currently approximately US$40 per tonne higher than at the start of 2021, and CFR China prices have increased to above US$220 per tonne. The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.

Energy Our energy business unit primarily includes a 21.3% interest in the Fort Hills oil sands mine. Our share of production at the Fort Hills oil sands mine was 8.4 million barrels of bitumen in 2020. In 2020, our energy business unit accounted for 5% of revenue and incurred a $223 million loss before depreciation and amortization. Fort Hills The Fort Hills oil sands mine is located in northern Alberta. We hold a 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands mine, with Suncor Energy Inc. (Suncor) and Total E&P Canada Ltd. (Total) holding the remaining interest. An affiliate of Suncor is the operator of the project. Our gross loss was $326 million in 2020, compared with a gross profit of $10 million in 2019. Our gross loss before depreciation and amortization from Fort Hills was $223 million in 2020, compared with a gross profit of $144 million in 2019. Unprecedented market volatility and a historic decline in global benchmark crude oil prices, including Western Canadian Select (WCS), resulted in significantly lower realized prices and profitability in 2020. As a result of the lower realized prices, we recorded bitumen and diluent inventory write-downs of $54 million during the year. Our 21.3% share of bitumen production from Fort Hills was 22,875 barrels per day in 2020. This compares to 33,593 barrels per day produced in 2019. The change is primarily attributable to the Fort Hills Partnership safely and efficiently reducing operations in the second quarter, which helped reduce negative cash flows through the year in light of COVID-19 and unprecedented low WCS prices. Fort Hills ramped up production in the fourth quarter to approximately 120,000 barrels per day, of which our share was 21.3%. However, production was impacted by the shutdown of operations for several days to help facilitate a thorough investigation of a fatal incident in late December. Operations have since commenced with production ramping up in January. Suncor, the Operator of Fort Hills, is conducting an investigation of the incident. Cost of sales was $780 million in 2020 compared with $965 in 2019, reflecting the decision to reduce production during the year. Adjusted operating costs1, 2 of $31.96 per barrel in 2020 were higher than the $29.24 per barrel in 2019. Excluding the impact of bitumen inventory write-downs, our annual 2020 site operating costs were CAD$36.84 per barrel, remaining within our annual guidance of CAD$35 to CAD$38 per barrel, but higher than last year due to the lower volumes. In 2020, we recorded non-cash, pre-tax impairments of our interest in Fort Hills of $1.2 billion. The details of these impairments are outlined on pages 52 to 54. Our share of Fort Hills’ capital expenditures in 2020 was $90 million, which related to tailings infrastructure and mining equipment, including autonomous haul systems. Frontier Project We hold a 100% interest in the Frontier oil sands project, which is located in northern Alberta. In February 2020, we announced that we were withdrawing the Frontier project from the regulatory review process. As a result of this decision, we recorded a non-cash, pre-tax impairment of $1.13 billion in relation to the project in the fourth quarter of 2019. Markets Fort Hills’ bitumen production is delivered to a blend facility located near Fort McMurray, Alberta and ultimately sold as a blended bitumen product known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB). We sell our share of FRB to a variety of customers at the Hardisty, Alberta market hub and the U.S. Gulf Coast. In 2020, approximately 80% of our FRB sales were at Hardisty, with the remainder at the U.S. Gulf Coast. Our blended bitumen price realizations are influenced by NYMEX light sweet crude oil (WTI) and Canadian heavy crude oil differentials at Hardisty, and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

Operating Netback The following table summarizes our Fort Hills operating netback for the year. Outlook We expect our share of Fort Hills annual production to be approximately 23,500 to 33,000 barrels per day in 2021. The midpoint of our guidance represents an increase of approximately 25% when compared to 2020 production. The Fort Hills partners continue to focus on cost discipline and maintaining the operating and capital cost savings achieved in 2020, while assessing plans to further increase production to nameplate capacity as the business environment improves. Adjusted operating costs are expected to be $28 to $32 per barrel for 2021, a decrease of approximately 20% when compared to 2020. We also expect production to be lower in the first half of the year and higher in the second half as we ramp up production. As such, adjusted operating costs are expected to be higher in the first half of the year. Our share of Fort Hills capital expenditures for 2021 is expected to be approximately $85 million, focused on tailings infrastructure and work to transition to the next mining area at Fort Hills. RACE21™ In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results through 2021 and beyond. Despite the challenges of COVID-19, Teck’s RACE21™ transformation had significant KPI impacts across our operations in 2020. The RACE21™ program is progressing well and the resulting improvements are being embedded in operating plans and budgets across our sites. Going forward, the results of the RACE21™ program will be reported in our operating results. Major applications of technology to improve margins, productivities and efficiencies and to reduce potential health and safety risks include:

Exploration & Geoscience Throughout 2020, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Our exploration activities were impacted by the COVID-19 pandemic as we took actions to protect our teams and host communities. Expenditures for the year of $45 million were focused on copper, zinc and gold and were lower than expenditures in 2019 of $67 million, primarily due to COVID-19 restrictions. Exploration & Geoscience plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects. In 2020, we drilled 69 kilometres across four steelmaking coal operations in the Elk Valley to support our existing operations and extension projects. Early stage copper exploration continued to focus primarily on advancing porphyry-style projects in Canada, Chile, Peru and the United States. In addition, significant exploration was carried out in and around our existing operations and advanced projects, including at Quebrada Blanca. In 2021, we plan to drill several early stage copper projects, and we will continue to support our existing operations and advanced projects. Zinc exploration in 2020 was concentrated in four areas: Red Dog mine district in Alaska, northeastern Australia, Ireland and Turkey. In Alaska, Australia and Canada, the targets are large, high-grade sediment-hosted deposits similar to major world-class deposits and in Ireland, the targets are large carbonate-hosted deposits. In 2020, we drilled greenfield targets in Ireland, Australia and Turkey (completing approximately 18 kilometres of drilling) to better understand the geologic setting and confirm the presence of economic mineralization. In 2021, we plan to continue drill testing early stage targets on our properties. We have ongoing exploration for gold, both on 100% Teck-owned properties and through partnerships. Our current exploration efforts and drill testing for gold are focused in Peru and Turkey.

28. Commitments (continued) d) Purchase Commitments We have a number of forward purchase commitments for the purchase of concentrates and other process inputs, and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions. We have contractual arrangements for the purchase of power for the expansion of our Quebrada Blanca Operations. These contracts contain monthly fixed prices and variable prices per hour and were effective from dates between November 2016 and December 2020. In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of $75 million per year, escalating at 2% per year. 29. Segmented Information Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities, and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

30. Financial Instruments and Financial Risk Management a) Financial Risk Management Our activities expose us to a variety of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors. Foreign Exchange Risk We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses are denominated in local currencies. We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against these net investments. U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

30. Financial Instruments and Financial Risk Management (continued) The following represents the effect on profit (loss) attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2020. There is no effect on other comprehensive income (loss). A 10% change in the price of zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net asset relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and change our pre-tax profit (loss) attributable to shareholders by $32 million (2019 – $17 million). There would be no effect on other comprehensive income (loss). Credit Risk Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk. Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business or customer specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P’s and Moody’s rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, letter of credit or prepayment. For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2020. Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2020.

Accounting Hedges Net investment hedge We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit (loss) for the years ended December 31, 2020 and 2019. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2020, US$3.6 billion of our debt (2019 – US$3.0 billion) and U.S. dollar investment in foreign operations was designated in a net investment hedging relationship. During the year ended December 31, 2020, $128 million (2019 – $193 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 25(e) for the effect of our net investment hedges on other comprehensive income (loss). c) Embedded Derivatives The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $32 million at December 31, 2020 (2019 – $31 million), of which $6 million (2019 – $nil) is included in trade accounts payables and other liabilities and the remaining $26 million (2019 – $31 million) is included in provisions and other liabilities on the consolidated balance sheet. The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to Teck. The gold stream’s 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $51 million at December 31, 2020 (2019 – $25 million), of which $5 million (2019 – $3 million) is included in prepaids and other current assets and the remaining $46 million (2019 – $22 million) is included in financial and other assets on the consolidated balance sheet. The silver stream’s 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $33 million at December 31, 2020 (2019 – $6 million), of which $2 million (2019 – $nil) is included in prepaids and other current assets and the remaining $31 million (2019 – $6 million) is included in financial and other assets on the consolidated balance sheet. 31. Fair Value Measurements Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

32. Capital Management The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors. Our financial policies are to maintain, on average over time, a target debt-to- EBITDA ratio of approximately 2.0x. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain two committed revolving facilities in amounts of US$4.0 billion and US$1.0 billion. As at December 31, 2020, US$262 million was outstanding on our US$4.0 billion revolving credit facility and the US$1.0 billion facility was undrawn. These facilities include a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.60 to 1.0 (Note 19(d)). As at December 31, 2020, our debt-to-adjusted EBITDA ratio was 2.7 (2019 – 1.1) and our net debt-to-capitalization ratio was 0.24 to 1.0 (2019 – 0.15 to 1.0). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital, asset sales as well as through the ongoing management of operations, investments and capital expenditures. 33. Key Management Compensation The compensation for key management recognized in total comprehensive income (loss) in respect of employee services is summarized in the table below. Key management includes our directors, President and Chief Executive Officer, and senior vice presidents.

Officers1 Sheila A. Murray Chair of the Board Norman B. Keevil III Vice Chair of the Board Donald R. Lindsay President and Chief Executive Officer Harry M. Conger Executive Vice President and Chief Operating Officer Dale E. Andres2 Senior Vice President, Base Metals Shehzad Bharmal Senior Vice President, Base Metals, North America and Peru Alex N. Christopher Senior Vice President, Exploration, Projects and Technical Services Réal Foley Senior Vice President, Marketing and Logistics Andrew J. Golding2 Senior Vice President Nicholas N.P.M. Hooper Senior Vice President, Corporate Development Kieron McFadyen Senior Vice President, Energy Ronald A. Millos2 Senior Vice President Andrew K. Milner Senior Vice President and Chief Transformation Officer H. Fraser Phillips Senior Vice President, Investor Relations and Strategic Analysis Jonathan H. Price Senior Vice President and Chief Financial Officer Peter C. Rozee Senior Vice President, Commercial and Legal Affairs Robin B. Sheremeta Senior Vice President, Coal Marcia M. Smith Senior Vice President, Sustainability and External Affairs Dean C. Winsor Senior Vice President and Chief Human Resources Officer Ian K. Anderson Vice President, Logistics Greg J. Brouwer Vice President, Transformation Douglas B. Brown Vice President, Corporate Affairs Anne J. Chalmers Vice President, Risk and Security Amparo Cornejo Vice President, Chile Sustainability and Corporate Affairs Larry M. Davey Vice President, Maintenance Sepanta Dorri Vice President, Corporate Development Justine B. Fisher Vice President and Treasurer C. Jeffrey Hanman Vice President, Sustainable Development, Coal Amber C. Johnston Billings Vice President, Communities, Government Affairs and HSEC Systems M. Colin Joudrie Vice President, Business Development Ralph J. Lutes Vice President, Asia Scott E. Maloney Vice President, Environment Stuart R. McCracken Vice President, Exploration and Geoscience Karla L. Mills Vice President, Project Development Douglas J. Powrie Vice President, Tax Crystal J. Prystai Vice President and Corporate Controller Amanda R. Robinson Corporate Secretary Kalev Ruberg Vice President and Chief Innovation Officer Donald J. Sander Vice President, Planning and Innovation, Coal André D. Stark Vice President, Marketing Keith G. Stein2 Vice President, Major Projects Nikola Uzelac Vice President, Legal Alejandro M. Vasquez Vice President, South America Lawrence A. Watkins Vice President, Health and Safety Scott R. Wilson2 Vice President

Stock Exchanges Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B, respectively. Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK. Dividends Declared on Class A and B Shares Amount per share Payment Date $ 0.05 March 31, 2020 $ 0.05 June 30, 2020 $ 0.05 September 30, 2020 $ 0.05 December 31, 2020 These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits. Shares Outstanding at December 31, 2020 Class A common shares 7,765,503 Class B subordinate voting shares 523,381,420 Annual Meeting Our annual meeting of shareholders will be held at 12:00 p.m. on April 28, 2021. Transfer Agents Inquiries regarding change of address, stock transfers, registered shareholdings, dividends, estate matters, or lost certificates should be directed to our Registrar and Transfer Agent: AST Trust Company (Canada) 1600 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 AST Trust Company (Canada) provides an AnswerLine Service for the convenience of shareholders: Toll-free in Canada and the United States +1.800.387.0825 Outside Canada and the United States +1.416.682.3860 Email: inquiries@astfinancial.com Website: www.astfinancial.com/ca-en American Stock Transfer & Trust Company, LLC 6201 – 15th Avenue, Brooklyn, New York 11219 +1.800.937.5449 or +1.718.921.8124 Email: help@astfinancial.com Website: www.astfinancial.com TTY: +1.866.703.9077 or +1.718.921.8386 Auditors PricewaterhouseCoopers LLP Chartered Professional Accountants Suite 1400, 250 Howe Street, Vancouver, British Columbia V6C 3S7 Annual Information Form We prepare an Annual Information Form that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our Annual Information Form and annual and quarterly reports are available on request or on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov. Teck Resources Limited Suite 3300, 550 Burrard Street Vancouver, British Columbia, Canada V6C 0B3 +1.604.699.4000 Tel www.teck.com